Room 4561

November 15, 2006

Timothy F. Taich, Vice President and General Counsel
Activant Solutions Inc.
7683 Southfront Road
Livermore, CA 94551

> **RE:** **Activant Solutions Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-138081**
> **Filed on October 18, 2006**

Dear Mr. Taich:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data

2. We note that the disclosure about your industry is based upon independent industry publications or other publicly available information. We also note that

you cannot guarantee the accuracy and completeness of the information nor have you independently verified it. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

The Exchange Offer

Expiration Date; Extensions, Amendments, page 99

3. You disclose that you will give oral or written notice of extension or termination to the exchange agent. Similarly, you disclose that you will give oral or written notice of any extension or termination as promptly as practicable. Please advise how oral notice of any extension to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-1(d).

4. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

5. You reserve the right to delay the acceptance of the outstanding notes. Clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Conditions to the Exchange Offer, page 100

6. An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. As such, your disclosure references "threatened" actions, which would appear to involve a subjective determination.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our

Timoth F. Taich
Activant Solutions Inc.
November 15, 2006
Page - 3 -

comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Richard A. Fenyes, Esq.
        by facsimile at 212